UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 25, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 3Q18 UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt information, published today by the registrants, which appears immediately following this page.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt

Third quarter 2018

This document provides information about the treatment of capital instruments and other instruments contributing to the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss SRB framework as of 30 September 2018.

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements that are being phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2017, available under “Annual reporting” at www.ubs.com/investors.

Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2018¹
CHF million, except where indicated					Swiss SRB, incl. transitional arrangements		Swiss SRB as of 1.1.20
					Going concern	Gone concern²	Going concern	Gone concern²
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.9.18	Amount recognized in regulatory capital as of 30.9.18	Amount eligible for the gone concern requirement as of 30.9.18	Amount recognized in regulatory capital as of 30.9.18	Amount eligible for the gone concern requirement as of 30.9.18	Maturity date	Optional call date
Additional tier 1 capital
1	UBS Group Funding (Switzerland) AG³	CH0271428317	19.02.15	USD 1,250	1,207		1,207		Perpetual	19.02.20
2	UBS Group AG, Switzerland, or employing subsidiaries⁴		31.12.14	CHF 418	418		418		Perpetual	01.03.20
3	UBS Group AG, Switzerland, or employing subsidiaries⁴		31.12.15	CHF 462	462		462		Perpetual	01.03.21
4	UBS Group Funding (Switzerland) AG³	CH0317921697	21.03.16	USD 1,500	1,405		1,405		Perpetual	22.03.21
5	UBS Group Funding (Switzerland) AG³	CH0331455318	10.08.16	USD 1,100	1,021		1,021		Perpetual	10.08.21
6	UBS Group AG, Switzerland, or employing subsidiaries⁴		31.12.16	CHF 369	369		369		Perpetual	01.03.22
7	UBS Group Funding (Switzerland) AG³	CH0400441280	31.01.18	USD 2,000	1,912		1,912		Perpetual	31.01.23
8	UBS Group AG, Switzerland, or employing subsidiaries⁴		31.12.17	CHF 369	369		369		Perpetual	01.03.23
9	UBS Group Funding (Switzerland) AG³	CH0286864027	07.08.15	USD 1,575	1,470		1,470		Perpetual	07.08.25
Total high-trigger loss-absorbing additional tier 1 capital					8,633		8,633
1	UBS Group Funding (Switzerland) AG³	CH0271428309	19.02.15	EUR 1,000	1,153		1,153		Perpetual	19.02.22
2	UBS Group Funding (Switzerland) AG³	CH0271428333	19.02.15	USD 1,250	1,161		1,161		Perpetual	19.02.25
Total low-trigger loss-absorbing additional tier 1 capital⁵					2,314		2,314
Total additional tier 1 capital					10,948		10,948

Tier 2 capital
1	UBS Group AG, Switzerland, or employing subsidiaries⁴		31.12.13	CHF 427	427			0	01.03.19
Total high-trigger loss-absorbing tier 2 capital⁶					427			0
1	UBS AG, Switzerland, Stamford branch	US90261AAB89	17.08.12	USD 2,000	1,115	743		1,858	17.08.22
2	UBS AG, Switzerland	CH0244100266	15.05.14	USD 2,500	2,392			2,392	15.05.24
3	UBS AG, Switzerland	CH0236733827	13.02.14	EUR 2,000	2,347			2,347	12.02.26	12.02.21
Total low-trigger loss-absorbing tier 2 capital⁶					5,853	743		6,596
1	UBS AG, Switzerland, Jersey branch	XS0331313055	19.11.07	GBP 130		166		166	19.11.24	19.11.19
2	UBS AG, Switzerland, New York branch	US870836AC77	21.07.95	USD 251		246		246	15.07.25
3	UBS AG, Switzerland, Jersey branch	XS0062270581	18.12.95	GBP 61		78		78	18.12.25
4	UBS AG, Switzerland, New York branch	US870845AC84	03.09.96	USD 218		196		196	01.09.26
Total non-Basel III-compliant tier 2 capital⁷						686		686
Total tier 2 capital					6,281	1,429		7,283

Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2018¹
CHF million, except where indicated					Swiss SRB, incl. transitional arrangements		Swiss SRB as of 1.1.20
					Going concern	Gone concern²	Going concern	Gone concern²
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.9.18	Amount recognized in regulatory capital as of 30.9.18	Amount eligible for the gone concern requirement as of 30.9.18	Amount recognized in regulatory capital as of 30.9.18	Amount eligible for the gone concern requirement as of 30.9.18	Maturity date	Optional call date
TLAC-eligible senior unsecured debt
1	UBS Group Funding (Switzerland) AG	144A: US90351DAA54 RegS: USG91703AA90	24.09.15	USD 1,500		714		714	24.09.20
2	UBS Group Funding (Switzerland) AG	144A: US90351DAC11 RegS: USG91703AC56	24.09.15	USD 300		146		146	24.09.20
3	UBS Group Funding (Switzerland) AG	144A: US90351DAE76 RegS: USG91703AJ00	05.04.16	USD 1,000		983		983	14.04.21
4	UBS Group Funding (Switzerland) AG	144A: US90351DAD93 RegS: USG91703AH44	05.04.16	USD 2,000		1,878		1,878	15.04.21
5	UBS Group Funding (Switzerland) AG	144A: US90351DAG25 RegS: USG91703AL55	10.08.16	USD 500		493		493	01.02.22
6	UBS Group Funding (Switzerland) AG	144A: US90351DAH08 RegS: USG91703AM39	10.08.16	USD 2,000		1,844		1,844	01.02.22
7	UBS Group Funding (Switzerland) AG	CH0310451841	22.02.16	CHF 300		299		299	22.02.22
8	UBS Group Funding (Switzerland) AG	CH0359915425	20.03.17	EUR 1,750		1,992		1,992	20.09.22	20.09.21
9	UBS Group Funding (Switzerland) AG	CH0302790123	16.11.15	EUR 1,250		1,437		1,437	16.11.22
10	UBS Group Funding (Switzerland) AG	144A: US90352JAA16 RegS: USH4209UAA46	23.03.17	USD 2,000		1,901		1,901	23.05.23	23.05.22
11	UBS Group Funding (Switzerland) AG	144A: US90352JAB98 RegS: USH4209UAB29	23.03.17	USD 1,000		945		945	23.05.23	23.05.22
12	UBS Group Funding (Switzerland) AG	144A: US90352JAE38 RegS: USH4209UAG16	15.08.17	USD 2,000		1,863		1,863	15.08.23	15.08.22
13	UBS Group Funding (Switzerland) AG	144A: US90352JAD54 RegS: USH4209UAF33	15.08.17	USD 1,250		1,194		1,194	15.08.23	15.08.22
14	UBS Group Funding (Switzerland) AG	CH0314209351	04.03.16	EUR 750		838		838	04.03.24
15	UBS Group Funding (Switzerland) AG	CH0365501516	18.05.17	CHF 400		401		401	18.05.24	18.05.23
16	UBS Group Funding (Switzerland) AG	CH0341440334	30.11.16	EUR 1,250		1,414		1,414	30.11.24	30.11.23
17	UBS Group Funding (Switzerland) AG	CH0409606354	17.04.18	EUR 1,750		1,969		1,969	17.04.25	17.04.24
18	UBS Group Funding (Switzerland) AG	144A: US90351DAB38 RegS: USG91703AB73	24.09.15	USD 2,500		2,311		2,311	24.09.25
19	UBS Group Funding (Switzerland) AG	CH0310451858	22.02.16	CHF 150		147		147	23.02.26
20	UBS Group Funding (Switzerland) AG	144A: US90351DAF42 RegS: USG91703AK72	05.04.16	USD 2,000		1,782		1,782	15.04.26
21	UBS Group Funding (Switzerland) AG	CH0336602930	01.09.16	EUR 1,250		1,362		1,362	01.09.26	01.06.26
22	UBS Group Funding (Switzerland) AG	144A: US90352JAC71 RegS: USH4209UAC02	23.03.17	USD 2,000		1,877		1877	23.03.28	23.03.27
Total TLAC-eligible senior unsecured debt						27,789		27,789

1 Refer to “Capital instruments” under “Bondholder information” at www.ubs.com/investors for more information on the key features and the terms and conditions of the capital instruments included in the above table as of 30 September 2018. Instruments are listed according to their maturity or optional call date.    2 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    3 Originally issued by UBS Group AG, Switzerland and transferred in May 2018 to UBS Group Funding (Switzerland) AG as issuer.    4 Relates to deferred contingent capital plan (DCCP) awards. DCCP instruments qualifying as tier 2 capital are eligible for regulatory capital purposes until 30 December of the year prior to maturity.    5 Outstanding low-trigger loss-absorbing additional tier 1 capital instruments are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements.    6 Outstanding high- and low-trigger loss-absorbing tier 2 capital instruments are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    7 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s third quarter 2018 report and its Annual Report 2017 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, absolute and percent changes, and adjusted results are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi______________

Name:  Ella Campi

Title:    Executive Director

Date:  October 25, 2018